February 28, 2007


By facsimile to (612) 371-3207 and U.S. Mail


Mr. Jim McClendon
Manager and Chair
Ozark Ethanol, LLC
300 West Kneeland Street
Liberal, MO 64762

Re:	Ozark Ethanol, LLC
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed February 7, 2007
File No. 333-139657

Dear Mr. McClendon:

	We reviewed the filing and have the comments below.

General

1. We note the response to prior comment 1. Please note that Release
No. 333-6900 and Industry Guide 5 relate to securities of limited partnerships "and similar securities." Similarities do not turn on the tax treatment of these entities. Rather, they turn on the types of risks to investors that are common to both, including limitations on investor rights associated with these types of securities. Thus, we believe that several significant risks noted in the release are present for investors in Ozark Ethanol and should be highlighted in bullet point format on the cover page. These include that there will be no public market for the units which is also disclosure required by Item 501(a)(4) of Regulation S-B, that holders may incur tax liabilities with no corresponding distributions of cash flow from Ozark Ethanol, that investors will have no or limited voting rights, and that Ozark Ethanol will be highly leveraged. In the interest of maintaining a single sheet cover page, you may wish to consider reducing the amount of information that you have provided to define the company ("a Delaware limited liability company (referred to as "we," "us," the "company" or Ozark Ethanol, LLC") and the units ("Class A Unites" or "Units"), detailed information describing the plant, the details of the notes, and the escrow closing conditions.

2. We note that there are two circumstances in which investors` funds will be returned. The first is if Ozark Ethanol fails to obtain at least $30 million in payments of approved subscriptions one year after the effective date. Disclosure on the cover page and elsewhere should make this more explicit. Currently, the disclosure focuses on the second circumstance, which would arise only if Ozark Ethanol had first obtained the $30 million by the first anniversary and then failed to receive the necessary loan commitments 90 days after that.

3. We read the responses to prior comments 2 and 3 and also the provisions of the escrow agreement. Clarify whether when you refer to the receipt of minimum subscriptions by a specified date (one year after the effective date), you mean that Ozark Ethanol will actually have received the cash due to it in the minimum amount ($30 million) in escrow by that date. If it is your intention that the minimum offering condition be satisfied based on your receipt of cash and promissory notes by the first anniversary of effectiveness, then we are still unclear why this satisfies the requirements of Rule 10b-9(a)(2) that the "total amount due to seller" be received by a specified date. Revise the disclosure and the escrow agreement as necessary to make this clear, or tell us in more detail why you believe that this is consistent with Rule 10b-9(a)(2). Further, although investors may benefit from the condition that you have obtained a loan commitment before funds are released to you from escrow as you point out in response to prior comment 2, it is unclear why this makes the offering consistent with Rule 10b-9(a)(2).

4. We note the response to prior comment 3. The conditions to the release of funds from escrow described in section 5(b) of the escrow agreement do not appear to require, however, receipt by the escrow agent of actual cash proceeds in the minimum offering amount.
Your
definition of "Payment Instrument" in the escrow agreement includes a
"promissory note or similar instrument received by the company as Payment for the Units subscribed for." If you intend that the escrow agent must have received cash for the units subscribed for, revise this definition and make similar revisions where necessary in the prospectus.

5. We note the statement on the prospectus` outside front cover page and elsewhere that "[I]f we decide to terminate and abandon the offering at any time, we will promptly return the subscriptions to investors." Please clarify that the escrow agent will promptly return all subscriptions to investors if you decide to terminate and abandon the offering at any time before release of subscriptions from the escrow. We note the disclosure on pages 130-131. As drafted, disclosures in the registration statement suggest that you would promptly return the subscriptions if you decide to terminate and abandon the offering at any time, including after release of subscriptions from the escrow.

6. Disclose on the prospectus` outside front cover page that if Ozark
Ethanol abandons the project after release of the subscriptions from escrow, Ozark Ethanol will liquidate and that the value of the units would very likely decline significantly or be lost entirely. We note the disclosure on page 128.

Capitalization, page 36

7. We reviewed your responses to prior comments 17 and 21. Where you have added disclosure on the lack of a commitment for debt financing, please also disclose that investors will receive a refund of their investment if you are unable to obtain such financing. Please also cross reference this disclosure to your discussion of the escrow arrangement on page 8 or elsewhere.

Plant Construction and Start-up of Plant Operations, page 43

8. Disclosure that if Ozark Ethanol is able to start construction in
July 2007, Ozark would anticipate beginning operations in the fourth quarter of 2008 appears inconsistent with disclosures on pages 54 and
63 that the elapsed time from groundbreaking to mechanical completion of the plant is expected to take 18 to 22 months, with the beginning of operations expected to take an additional two months. Please reconcile the disclosures. We note that Ozark Ethanol`s fiscal year ends on August 31.

Federal Income Tax Consequences of Owning Our Units, page 113 and
Exhibit 8.1

9. Refer to prior comment 32. As requested previously, delete the word "generally" in the third paragraph on page 118 and the fifth paragraph on page 122. Also delete the word "Generally" in the third sentence of "Passive Loss Rules" on page 121.

Partnership Status, page 114

10. We note the response to prior comment 33. Please delete the word
"Accordingly" in the first paragraph`s second sentence. As noted previously, the tax treatment depends upon the legal conclusion whether Ozark Ethanol is a partnership or corporation, and counsel must opine on these matters as part of its tax opinion and cannot assume them.

Plan of Distribution, page 127

11. Disclosure in the fifth paragraph that subscriptions will be held in escrow until the earliest to occur of Ozark Ethanol`s receipt of
$30 million or more in offering proceeds and written commitments from lending sources which, combined with the offering proceeds and other funds, would equal at least $102 million is inconsistent with disclosure on the prospectus` outside front cover page and elsewhere that subscriptions will be held in escrow until Ozark Ethanol has received $30 million or more in offering proceeds and written commitments from lending sources which, combined with the offering proceeds and other funds, would equal at least $102 million. Please reconcile the disclosures.

Statement of Changes in Members` Equity, page F-5

12. Please revise your statement of changes in members` equity to comply with the requirements of paragraph 11(d) of SFAS 7.

Statement of Cash Flows, page F-6

13. You disclose increases or decreases in contributed capital and cost of raising capital. Please revise to reflect cash flows from financing activities using a direct method and exclude references to increases or decreases in these items. Please refer to Example 1 of
SFAS 95.

Note 1.  Summary of Significant Accounting Policies, page F-7

Unit Based Compensation, page F-8

14. We reviewed your response to prior comment 41. Please provide us an analysis of the units that you issued from September 1, 2005 through the date of your response letter. Tell us how you determined the fair value of your units at each issuance date. For each issuance, identify the nature and amount of consideration received.
For issuances that were not cash sales to unrelated parties, please reconcile the fair values you determined for your units to contemporaneous cash sales and the anticipated IPO price of $2.00. Where applicable, please identify significant events that indicated or contributed to changes in the fair value of your units.

Note 3.  Grant Income, page F-9

15. We reviewed your response to prior comment 44. Please tell us why you have recorded grants received as other income rather than revenue. Additionally, please tell us more about the nature of the grants to help us understand why you now believe the grants should be reflected as income rather than as a reduction in expense. In this regard, please address whether the grants reflected reimbursement of current expenses, performance grants, or whether the grants relate to depreciable property. For any grants specifically made to reimburse you for expenses, it is unclear why you have revised your accounting.

16. You now indicate that grants are recognized in income when approved, and "expenses, for which the grants are provided" are recognized as incurred. Please tell us how your policy on the timing of the recognition of grants is consistent with the nature of the grant.

17. Please also ensure the description of your accounting for grants is consistent. Please refer to the third sentences of the first paragraphs of this note and note 3 to you November 30, 2006 financial statements.

Exhibit 8.1

18. We note the statement that the opinion is based on existing law
"as of the date of this opinion." Please delete. Alternatively, you must file a new opinion immediately before the registration statement`s effectiveness because the opinion must speak as of that time.

19. We note that you give the opinion in this exhibit that Ozark Ethanol will be treated as a partnership for tax purposes. It is less clear, however, that counsel is opining on the tax consequences of this treatment to investors as counsel "confirms as correct [its] representation" that the statements in the prospectus set forth the tax consequences of holding the units. Please make counsel`s opinion clear in exhibit 8.1 on the tax consequences to investors. Alternatively, state both in the opinion and in the disclosure that the discussion constitutes counsel`s opinion.

Exhibit 23.2

20. We note that the consent filed as exhibit 23.2 covers exhibit
8.1. The consent for exhibit 8.1 must consent to inclusion of counsel`s tax opinion in the registration statement, counsel`s short form tax opinion filed as an exhibit, and counsel`s being named in the registration statement. Please revise. Alternatively, include the required consent as part of exhibit 8.1.

Exhibit 10.3

21. Although you represent that exhibit 10.3 has no attachments in response to prior comment 46, it appears that there is an exhibit B to exhibit 10.3. Refer to article 2 of exhibit 10.3. File a complete version of exhibit 10.3 with all of its attachments in the next amendment to the registration statement.

Exhibit 10.4

22. You represent in response to prior comment 46 that exhibit
10.4
has one attachment, an Agreement for Professional Services, which was filed. Although you did file the attachment, section 19 of the attachment states the agreement, together with its exhibit A, constitutes the entire agreement. Please refile exhibit 10.4, including exhibit A to the agreement for professional services.

Exhibit 10.5

23. Although you represent in response to prior comment 46 that exhibit 10.5 has several exhibits and attachments, all of which have filed, you did not file exhibits E, F, and G to the attachment labeled "Standard Terms and Conditions." Please refile exhibit 10.5, including all exhibits to the attachment labeled "Standard Terms and
Conditions."

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, Ozark Ethanol may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Ozark Ethanol thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Ozark Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Ozark Ethanol requests acceleration of the registration statement`s effectiveness, Ozark Ethanol should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Ozark Ethanol from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Ozark Ethanol may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Ozark Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long
   Assistant Director

cc:	Joe R. Thompson, Esq.
	Dean R. Edstrom, Esq.
	Lindquist & Vennum PLLP
	4200 IDS Center, 80 South 8th Street
	Minneapolis, MN 55402



Mr. Jim McClendon
February 28, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE